May 19, 2016

VIA EDGAR

Amanda Ravitz, Assistant Director

Brian Soares

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Viveve Medical, Inc. Registration Statement on Form S-1 Filed April 19, 2016 File No. 333-210816

Dear Ms. Ravitz and Mr. Soares:

Viveve Medical, Inc., a Delaware corporation (the “Company”), submits the following response to the comment letter, dated May 13, 2016 (the “Comment Letter”), concerning the above referenced filing (the “Original Registration Statement”).

Set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in the Comment Letter. Concurrently with this response, the Company is filing with the SEC Amendment No. 1 to the Original Registration Statement (the “Amendment” and the Original Registration Statement as amended by the Amendment, the “Amended Registration Statement”), which incorporates the revisions to the Original Registration Statement described herein. To expedite your review, we have enclosed with this letter a marked copy of the Registration Statement, which shows all changes from the Original Registration Statement.

In the responses below, references to “we”, “our” and “us” refer to the Company. Capitalized terms used but not defined in this response letter have the meanings ascribed to them in the Registration Statement. We have reproduced the text of the Staff’s comments in bold-face and in the order presented in the Comment Letter, followed by the Company’s responses.

Prospectus Cover

1.     Please revise your filing to include all information except that which can be excluded by Securities Act Rule 430A. We note for example that you have not included the number of shares you are offering. For guidance, please refer to Item 227.02 of the Securities Act Rules Compliance and Disclosure Interpretations, available on the Commission’s website.

The Company has revised its disclosure to include all information except that which can be excluded by Securities Act Rule 430A, including the number of shares being offered in the Amended Registration Statement. Please see the prospectus cover page and page 6 of the Amended Registration Statement.

2.     You may not attempt to limit your obligations under the Securities Act of 1933. In the third paragraph on page ii, you imply that investors are required to consider not only the prospectus disclosure, but also any information to which you have referred them. Investors are entitled to rely on the prospectus disclosure in making their investment decision, and you should ensure that the prospectus, as of the date thereof, includes all information required by the federal securities laws and related regulations, including Rule 408 of the Securities Act of 1933. Please revise as appropriate.

The Company has revised the disclosure to clarify that investors should rely only on the information contained in the prospectus. Please see page ii of the Amended Registration Statement.

3.     Refer to the fifth paragraph on page ii. Please clarify the purpose of limiting the offering to accredited investors.

If the Company’s listing application is not approved by NASDAQ, the offering will be subject to state blue sky laws. Many states exempt from the requirement of qualification or registration offerings made to institutional investors and institutional accredited investors. Therefore, until the Company has confirmation from NASDAQ that its listing application is approved, it intends to limit its offering to those investors who will provide the exemption from state qualification or registration. The Company has revised the disclosure to clarify that the offering will be limited to institutional accredited investors until the Company’s NASDAQ listing application has been approved.

Purchases by our Officers, Directors and Affiliates, page 3

4.     It appears that officers, directors and affiliates have expressed a firm intent to purchase shares in this offering. Please provide your analysis of how your sale of securities to these individuals in the public offering is consistent with Section 5 of the Securities Act of 1933, as it appears that you commenced the offering privately. In this connection, while an expression of interest in purchasing shares may be consistent with Section 5, in this case it appears from your disclosure that the referenced individuals have committed to make such purchases, rather than merely expressing an interest therein.

The Company has revised the disclosure on the prospectus cover page and on page 3 to clarify that officers, directors and affiliates may purchase shares in the offering. In fact, no firm commitments have been made by any of these individuals. Furthermore, participation in the offering will be based on each individual’s circumstances at the time the offering is launched, which circumstances may not be conducive to, or may make it prohibitive for, the individual to make an investment at that time.

Item 16. Exhibits, page 98

5.     Please file the opinion that you identify as exhibit 5.1.

The Company has filed the legal opinion, as you requested.

In filing this response to the Staff’s comments the Company acknowledges that:

●	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you or any other member of the Staff should have any further comments or questions regarding this response, please contact the Company’s securities counsel, Melanie Figueroa, Esq. of Mitchell Silberberg & Knupp at (917) 546-7707 or mxf@msk.com.

Sincerely, VIVEVE MEDICAL, INC. By: /s/ Scott Durbin Scott Durbin, Chief Financial Officer